Corporate Office
P.O. Box 12359
Spring, Texas 77391-2359
www.swn.com

NEWS RELEASE

SOUTHWESTERN ENERGY ANNOUNCES FIRST QUARTER
2017 FINANCIAL AND OPERATING RESULTS

Houston, Texas – April 27, 2017...Southwestern Energy Company (NYSE: SWN) today announced its financial and operating results for the quarter ended March 31, 2017, along with other recent developments. Highlights include:

- Net cash provided by operating activities of $312 million and net cash flow of $318 million, compared to total capital investments of $290 million;

- Net income attributable to common stock of $281 million, or $0.57 per diluted share, and adjusted net income attributable to common stock of $87 million, or $0.18 per diluted share;

- Total net production of 204 Bcfe, including 123 Bcfe from the Appalachian Basin where the exit rate for the quarter grew 12% from December 31, 2016;

- Proved reserves as of March 31, 2017 (unaudited) of over 10 Tcfe with approximately $3 billion in PV10, nearly doubling from year-end 2016 reserves;

- Susquehanna County initial EUR increase of over 25% from historical well results driven by recent changes to completion intensity and flowback methods;

- Enhanced economics and de-risked inventory resulting from successful delineation results in Tioga, Wyoming and Susquehanna Counties including:

  - Two wells placed to sales in Tioga County with an average 30-day rate of 13 MMcf per day per well with compression to be installed later in 2017;

  - Continued strong performance from the Company's southern-most pad in Wyoming County with the Dimmig 2H averaging over 15 MMcf per day in its first six months of production;

  - First sales from the western portion of our Susquehanna acreage, which was acquired in 2015, with the two producing wells currently producing at an average rate of 15 MMcf per day per well after almost one month of initial production;

- Seven-well Moorefield pad confirmed the productivity of the targeted zone and exceeded the Company's expectations with an estimated EUR of 6.5 Bcf per well;

- Initial results from the first Company-drilled Utica well indicates a top quartile well with early EUR estimates of 2.5 to 3.0 Bcf per thousand lateral feet;

- Improving guidance for full year 2017 natural gas discount to NYMEX including transportation to $0.80 - $0.90 per Mcf due to improving basis differentials in the Appalachian basin associated with pipeline construction progress and expected in-service dates;

- Realized C3+ NGL prices of $30.91 per barrel, or 60% of West Texas Intermediate (WTI), and realized total NGL prices of $13.28 per barrel, or 26% of WTI (all net of transportation costs); and

- Today announced the call of its bonds due in 2018 utilizing cash on hand, reducing total debt by $316 million when combined with debt retired during the first quarter of 2017 and the expected retirement of its bonds due in the fourth quarter of 2017 as they mature.

"We are off to a very strong start in 2017, building upon the momentum from 2016 and continuing our practice of delivering on commitments," said Bill Way, President and Chief Executive Officer of Southwestern Energy. "We invested well within cash flow during the first quarter and delivered value-adding production growth within our guidance range. The results achieved this quarter demonstrate our position as a market leader, and we anticipate providing additional highlights of our operational excellence throughout the remainder of the year as we progress our development plan and multiple innovative initiatives being tested throughout the portfolio."

First Quarter 2017 Financial Results
Southwestern Energy Company and Subsidiaries

		For the three months ended March 31,		
(in millions, except per share amounts)		**2017**		2016
Operating income (loss)	$	**266**	$	(1,100)
Adjusted operating income (loss) (non-GAAP measure)	$	**266**	$	(2)
Net earnings (loss) attributable to common stock	$	**281**	$	(1,159)
Adjusted net income (loss) attributable to common stock (non-GAAP measure)	$	**87**	$	(32)
Earnings (loss) per diluted share	$	**0.57**	$	(3.03)
Adjusted earnings (loss) per diluted share (non-GAAP measure)	$	**0.18**	$	(0.08)
Net cash provided by operating activities	$	**312**	$	92
Net cash flow (non-GAAP measure)	$	**318**	$	147

Exploration and Production First Quarter 2017 Financial Results		For the three months ended March 31,		
		2017		2016
Production				
Fayetteville (Bcf)		**81**		103
Northeast Appalachia (Bcf)		**87**		94
Southwest Appalachia (Bcfe)		**36**		40
Total production (Bcfe)		**204**		237
% Natural Gas		**90%**		90%
Average unit costs per Mcfe				
Lease operating expenses	$	**0.89**	$	0.88
General & administrative expenses	$	**0.21**	$	0.19
Taxes, other than income taxes	$	**0.12**	$	0.08
Full cost pool amortization	$	**0.40**	$	0.49

Realized Prices		For the three months ended March 31,		
		2017		2016
Natural Gas Price:				
NYMEX Henry Hub Price ($/MMBtu)[1]	$	3.32	$	2.09
Discount to NYMEX[2]	$	(0.59)	$	(0.65)
Average realized gas price per Mcf, excluding hedges	$	2.73	$	1.44
Gain (loss) on settled financial basis derivatives ($/Mcf)	$	(0.01)	$	0.02
Gain (loss) on settled commodity derivatives ($/Mcf)	$	(0.15)	$	0.02
Average realized gas price per Mcf, including hedges	$	2.57	$	1.48
Oil Price:				
WTI Oil Price ($/Bbl)	$	51.91	$	33.45
Discount to WTI	$	(8.17)	$	(14.80)
Average oil price per Bbl	$	43.74	$	18.65
NGL Price:				
Average net realized NGL price per Bbl[3]	$	13.28	$	4.98
Percentage of WTI		26%		15%

(1) Based on last day settlement prices from monthly futures contracts.

(2) This discount includes a basis differential, physical basis sales, third-party transportation charges and fuel charges and excludes financial basis hedges.

(3) Includes $0.02 per Bbl of realized hedge gains for the first quarter of 2017 and the impact of transportation costs.

First Quarter of 2017 Financial Results

E&P Segment – The operating income from the Company's E&P segment improved to $225 million for the first quarter of 2017, compared to an operating loss of $1.2 billion during the first quarter of 2016, primarily due to a $1.0 billion impairment of natural gas and oil properties and $61 million in restructuring charges during this period last year. Beside the lack of impairments or restructuring charges in the first quarter of 2017, the increase in operating income was primarily due to higher realized natural gas and liquids pricing and lower operating costs partially offset by decreased production. The average price realized for our NGL production, including the effects of derivatives, increased 167% to $13.28 per barrel, or 26% of NYMEX WTI, for the three months ended March 31, 2017, compared to $4.98 per barrel, or 15% of NYMEX WTI, for the same period in 2016. The Company expects NGL prices to remain strong with additional ethane cracker demand and incremental export capacity over the next three years.

Midstream Segment – Operating income for the Company's Midstream segment, comprised of gathering and marketing activities, was $41 million for the first quarter of 2017, compared to $60 million for the same period in 2016, which included $3 million in restructuring charges. The decrease in operating income was largely due to a decrease in volumes gathered, resulting from lower production volumes in the Fayetteville Shale.

Capital Structure and Investments – At March 31, 2017, the Company had total debt of approximately $4.6 billion and $3.2 billion in net debt. In the first quarter, the Company repurchased $25 million of its 7.50% Senior Notes due February 2018. Additionally, the Company today announced its plans to retire the remainder of the 2018 notes and also expects to pay the $40 million outstanding of its notes due in October 2017 when they mature.

During the first quarter of 2017, Southwestern invested a total of $290 million. This included approximately $283 million invested in its E&P business, $6 million invested in its Midstream segment and $1 million invested for corporate and other purposes. Of the $290 million, approximately $28 million was associated with capitalized interest and $25 million was associated with capitalized expenses.

Hedging Update

As of April 25, 2017, the Company had approximately 429 Bcf of its remaining 2017 forecasted gas production protected at an average swap or purchased put strike price of $3.03 per Mcf. Including the protected volumes, the Company retained upside exposure on approximately half of its remaining forecasted 2017 volumes. Additionally, the Company had approximately 336 Bcf of its 2018 forecasted gas production protected at an average swap or purchased put strike price of $2.98 per Mcf, with upside exposure on approximately 80%, or 268 Bcf, of those protected volumes up to $3.38 per Mcf. The Company also had approximately 99 Bcf of its 2019 forecasted gas production protected at an average purchased put strike price of $2.95 with upside exposure up to $3.31 per Mcf.

A detailed breakdown of the Company's natural gas derivative financial instruments as of April 25, 2017 is shown below. Please refer to our quarterly report on Form 10-Q filed with the Securities and Exchange Commission for complete information on the Company's commodity, basis and interest rate protection.

	Volume (Bcf)	Weighted Average Price per MMBtu							
		Swaps		Sold Puts		Purchased Puts		Sold Calls	
Financial protection on production									
2017									
Fixed price swaps	262	$	3.07	$	–	$	–	$	–
Two-way costless collars	65		–		–		2.92		3.34
Three-way costless collars	102		–		2.29		2.97		3.30
Total	429								
2018									
Fixed price swaps	68	$	3.02	$	–	$	–	$	–
Two-way costless collars	23		–		–		2.97		3.56
Three-way costless collars	245		–		2.39		2.97		3.37
Total	336								
2019									
Three-way costless collars	99	$	–	$	2.50	$	2.95	$	3.31
Total	99								
Sold call options									
2017 [(1)]	64	$	–	$	–	$	–	$	3.54
2018	63		–		–		–		3.50
2019	52		–		–		–		3.50
2020	32		–		–		–		3.75
Total	211								

Note: Amounts may not sum due to rounding

(1)   Excludes $5 million in premiums paid related to certain call options recognized as a component of derivative assets within current assets on the unaudited condensed consolidated balance sheet. As certain call options settle, the premium will be amortized and recognized as a component of gain (loss) on derivatives on the unaudited condensed consolidated statement of operations.

As of April 25, 2017, the Company had also taken steps to mitigate the volatility of basis differentials by protecting basis on approximately 296 Bcf of its 2017 forecasted natural gas production at a basis differential to NYMEX natural gas prices of approximately ($0.73) per Mcf, which includes the impact of both physical and financial basis hedges. A detailed breakdown of the Company's financial basis positions as of April 25, 2017 is shown below:

Financial basis positions (excludes physical positions)	Dominion South		TETCO M3		Total	
	Volume (Bcf)	Basis Diff ($/MMBTU)	Volume (Bcf)	Basis Diff ($/MMBTU)	Volume (Bcf)	Basis Diff ($/MMBTU)
2017	85	($1.13)	53	($0.90)	138	($1.04)
2018	18	($1.19)	2	$0.79	20	($0.95)

E&P Operational Review

The Company's proved reserves (unaudited) increased to over 10 Tcf in the first quarter of 2017 based on average prices from the first day of each month from the previous 12 months for Henry Hub natural gas of $2.73 per MMBtu for natural gas, West Texas Intermediate oil of $44.10 per barrel of oil and $10.17 per barrel of total NGLs, adjusted for differentials. Proved undeveloped reserves accounted for approximately 35% of total reserves compared to 1% at December 31, 2016. Additionally, Appalachian reserves attributed to approximately 67% of total reserves compared to approximately 43% at year-end 2016. Proved reserves as of March 31, 2017 had a PV10 value of approximately $3.0 billion and are projected to increase throughout the year based on forward strip pricing.

During the first quarter of 2017, Southwestern invested a total of approximately $283 million in our E&P business, and participated in drilling 33 wells, completed 49 wells, and placed 49 wells to sales.

First Quarter 2017 E&P Division Results

	Appalachia		Fayetteville Shale
	Northeast	Southwest	
Production (Bcfe)	87	36	81
Gross operated production as of March 31, 2017 (MMcfe/d)	1,273	668	1,342
Capital investments ($ in millions)			
Exploratory and development drilling, including workovers	$ 97	$ 73	$ 33
Acquisition and leasehold	4	16	–
Seismic and other	1	–	–
Capitalized interest and expense	10	32	6
Total capital investments	$ 112	$ 121	$ 39
Gross operated well count summary			
Drilled	17	8	8
Completed	20	16	13
Wells to sales	24	13	12
Realized Price			
NYMEX Henry Hub Price ($/MMBtu)	$ 3.32	$ 3.32	$ 3.32
Discount to NYMEX ($/Mcf) [1]	$ (0.42)	$ (0.46)	$ (0.80)
Average realized gas price, excluding hedges ($/Mcf)	$ 2.90	$ 2.86	$ 2.52

(1) This discount includes a basis differential, physical sales, third-party transportation charges and fuel charges and excludes financial basis hedges.

Northeast Appalachia – In the first quarter of 2017, the Company placed 24 wells to sales that had an average lateral length of 5,836 feet and an average cost of $5.6 million per well. The average rate for the first 30 days for the 15 of these wells that were online for at least 30 days was 14.8 MMcf per day. In Susquehanna County, the 5-well TNT pad was placed to sales using tighter stage spacing and, after 60 days of production, the average EUR of these wells is expected to be approximately 40% higher than offset wells. To date, the Company has placed 39 wells to sales using increased completion intensity and optimized flow techniques which have resulted in a cumulative production increase of over 200% in the first 30 days over offset wells. In addition to the acceleration of volumes resulting from these completion and production method changes, the Company also believes these changes are improving the average EUR by over 25% compared to historical well results in Susquehanna County, creating significant incremental value for shareholders.

In the first quarter of 2017, the Company placed 7 delineation wells to sales in Susquehanna, Tioga, and Wyoming Counties. In Susquehanna County, the Company placed the Webster 4H and Webster 5H to sales with an average lateral length of 10,110 feet and combined maximum rate of 38.2 MMcf per day. These wells are the first wells drilled on the acreage previously acquired in 2015 and are outperforming offset production by over 100%. Based on these results, the Company plans to drill three additional wells which are expected to come online in the third quarter of 2017. Additionally, the Company continued its delineation efforts in Tioga County, where it holds over 20,000 net acres, placing two wells to sales in the first quarter of 2017 and drilling three additional wells. The Lepley pad, placed to sales in January, continues to exhibit strong results. The two Lepley wells had an average rate for the first 30 days online of 13.3 MMcf per day and are expected to continue to improve as compression is added later in the year. The Company also continues to test its acreage in Wyoming County by placing three wells to sales in first quarter of 2017, observing encouraging results on its southern-most pad in the area. Due to the successful results in each of these delineation areas, the Company plans to continue its delineation efforts throughout the year.

Southwest Appalachia – In the first quarter of 2017, Southwestern brought online 13 wells in Southwest Appalachia with an average lateral length of 7,819 feet and an average cost of $7.2 million per well.

The Company continues to perform additional analysis on the O.E. Burge 501H, but early results indicate that this well is in the top quartile of the industry for wells targeting the deep Upper Point Pleasant formation. Based on current assumptions, the EUR is estimated to be in the range of 2.5 to 3.0 Bcf per thousand feet of lateral completed. The O.E. Burge is currently flowing flat at 17 MMcf per day with 8,531 psi of casing pressure and the Company plans to hold the well at this rate to continue its pressure management program.

Additionally, Southwestern placed 5 wells to sales at the end of January that tested tighter stage spacing and increased proppant loading. Three of these test wells were on the GW Rentals pad with two completed at 140' stage spacing and 3,500 pounds of proppant per foot and one completed at 100' stage spacing and 5,000 pounds of proppant per foot. The other two test wells were on the William Ritchea pad and were tested with 140' stage spacing and 3,500 pounds of proppant per foot. Early indications show all five wells performing better than their closest offsets completed with a wider stage spacing and lower pounds of proppant per foot. To date, the well results show the 140' and 100' stage spaced wells performing similarly and the Company will continue to monitor these wells to determine if there are long-term performance enhancements at the tighter stage spacing. The completion testing program and the accelerated learnings from these tests are expected to create significant value for future development activity.

Fayetteville Shale – During the first quarter of 2017, the Company placed 12 wells to sales, which included 7 wells from a Moorefield pad. These seven wells had an average lateral length of 6,442 feet and estimated average EUR of 6.5 Bcf with an average cost of $3.8 million per well. These wells had an average initial production rate of 6.8 MMcf per day and an average 30th day rate of 5.1 MMcf per day. These results confirm the Company's understanding of the play and demonstrate the Moorefield's potential to improve economics in the play. The Company plans to place an additional 8 Moorefield wells to sales through the remainder of 2017.

Explanation and Reconciliation of Non-GAAP Financial Measures

The Company reports its financial results in accordance with accounting principles generally accepted in the United States of America ("GAAP"). However, management believes certain non-GAAP performance measures may provide financial statement users with additional meaningful comparisons between current results, the results of its peers and of prior periods.

One such non-GAAP financial measure is net cash flow. Management presents this measure because (i) it is accepted as an indicator of an oil and gas exploration and production company's ability to internally fund exploration and development activities and to service or incur additional debt, (ii) changes in operating assets and liabilities relate to the timing of cash receipts and disbursements which the Company may not control and (iii) changes in operating assets and liabilities may not relate to the period in which the operating activities occurred.

Additional non-GAAP financial measures the Company may present from time to time are net debt, adjusted net income, adjusted diluted earnings per share, adjusted EBITDA and its E&P and Midstream segment operating income, all which exclude certain charges or amounts. Management presents these measures because (i) they are consistent with the manner in which the Company's position and performance are measured relative to the position and performance of its peers, (ii) these measures are more comparable to earnings estimates provided by securities analysts, and (iii) charges or amounts excluded cannot be reasonably estimated and guidance provided by the Company excludes information regarding these types of items. These adjusted amounts are not a measure of financial performance under GAAP.

See the reconciliations throughout this release of GAAP financial measures to non-GAAP financial measures for the three months ended March 31, 2017 and March 31, 2016, as applicable. Non-GAAP financial measures should not be considered in isolation or as a substitute for the Company's reported results prepared in accordance with GAAP.

	3 Months Ended March 31,	
	2017	2016
	(in millions)	
Net income (loss) attributable to common stock:		
Net income (loss) attributable to common stock	$ 281	$ (1,159)
Add back:		
Participating securities – mandatory convertible preferred stock	30	–
Impairment of natural gas and oil properties	–	1,034
Restructuring charges	–	64
(Gain) loss on certain derivatives	(146)	21
(Gain) loss on sale of assets	(1)	–
Loss on early extinguishment of debt	1	–
Adjustments due to inventory valuation	–	3
Adjustments due to discrete tax items[(1)]	(134)	431
Tax impact on adjustments	56	(426)
Adjusted net income (loss) attributable to common stock	$ 87	$ (32)

(1) Primarily relates to the exclusion of certain discrete tax adjustments associated with the valuation allowance against deferred tax assets. The Company expects its 2017 income tax rate to be 38.0% before the impacts of any valuation allowance.

	3 Months Ended March 31,	
	2017	2016
Diluted earnings (loss) per share:		
Diluted earnings (loss) per share	$ 0.57	$ (3.03)
Add back:		
Participating securities - mandatory convertible preferred stock	0.06	–
Impairment of natural gas and oil properties	–	2.70
Restructuring charges	–	0.17
(Gain) loss on certain derivatives	(0.30)	0.05
(Gain) loss on sale of assets	(0.00)	–
Loss on early extinguishment of debt	0.00	–
Adjustments due to inventory valuation	–	0.01
Adjustments due to discrete tax items[(1)]	(0.27)	1.13
Tax impact on adjustments	0.12	(1.11)
Adjusted diluted earnings (loss) per share	$ 0.18	$ (0.08)

(1) Primarily relates to the exclusion of certain discrete tax adjustments associated with the valuation allowance against deferred tax assets. The Company expects its 2017 income tax rate to be 38.0% before the impacts of any valuation allowance.

	3 Months Ended March 31,		
	2017		2016
	(in millions)		
Cash flow from operating activities:			
Net cash provided by operating activities	$	312	$	92
Add back:			
Changes in operating assets and liabilities		6		33
Restructuring charges		–		22
Net Cash Flow	$	318	$	147

	3 Months Ended March 31,		
	2017		2016
	(in millions)		
Operating income (loss):			
Operating income (loss)	$	266	$	(1,100)
Add back:			
Impairment of natural gas and oil properties		–		1,034
Restructuring charges		–		64
Adjusted operating income (loss)	$	266	$	(2)

	3 Months Ended March 31,		
	2017		2016
	(in millions)		
E&P segment operating income (loss):			
E&P segment operating income (loss)	$	225	$	(1,160)
Add back:			
Impairment of natural gas and oil properties		–		1,034
Restructuring charges		–		61
Adjusted E&P segment operating income (loss)	$	225	$	(65)

	March 31, 2017		December 31, 2016
	(in millions)		
Net debt:			
Total debt	$	4,630	$	4,653
Subtract:			
Cash and cash equivalents		(1,382)		(1,423)
Net debt	$	3,248	$	3,230

Southwestern management will host a teleconference call on Friday, April 28, 2017 at 10:00 a.m. Eastern to discuss its first quarter 2017 results. The toll-free number to call is 877-407-8035 and the international dial-in number is 201-689-8035. The teleconference can also be heard "live" on the Internet at http://www.swn.com.

Southwestern Energy Company is an independent energy company whose wholly-owned subsidiaries are engaged in natural gas and oil exploration, development and production, natural gas gathering and marketing. Additional information on the Company can be found on the Internet at http://www.swn.com.

Contact:

Michael Hancock
Director, Investor Relations
(832) 796-7367
michael_hancock@swn.com

This news release contains forward-looking statements. Forward-looking statements relate to future events and anticipated results of operations, business strategies, and other aspects of our operations or operating results. In many cases you can identify forward-looking statements by terminology such as "anticipate," "intend," "plan," "project," "estimate," "continue," "potential," "should," "could," "may," "will," "objective," "guidance," "outlook," "effort," "expect," "believe," "predict," "budget," "projection," "goal," "forecast," "target" or similar words. Statements may be forward looking even in the absence of these particular words. Where, in any forward-looking statement, the Company expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. However, there can be no assurance that such expectation or belief will result or be achieved. The actual results of operations can and will be affected by a variety of risks and other matters including, but not limited to, changes in commodity prices; changes in expected levels of natural gas and oil reserves or production; operating hazards, drilling risks, unsuccessful exploratory activities; limited access to capital or significantly higher cost of capital related to illiquidity or uncertainty in the domestic or international financial markets; international monetary conditions; unexpected cost increases; potential liability for remedial actions under existing or future environmental regulations; potential liability resulting from pending or future litigation; and general domestic and international economic and political conditions; as well as changes in tax, environmental and other laws applicable to our business. Other factors that could cause actual results to differ materially from those described in the forward-looking statements include other economic, business, competitive and/or regulatory factors affecting our business generally as set forth in our filings with the Securities and Exchange Commission. Unless legally required, Southwestern Energy Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Cautionary Note to U.S. Investors – The SEC permits oil and gas companies, in their filings with the SEC, to disclose only proved, probable and possible reserves. We use the term "EUR" in this release that the SEC's guidelines prohibit us from including in filings with the SEC. The quarterly reserves data included in this release are estimates we prepared that have not been audited by our independent reserve engineers. U.S. investors are urged to consider closely the oil and gas disclosures in our Form 10-K and other reports and filings with the SEC. Copies are available from the SEC and from the Southwestern Energy Company website.

<center>###</center>

OPERATING STATISTICS (Unaudited)
Southwestern Energy Company and Subsidiaries

	For the three months ended March 31,	
	2017	2016
Exploration & Production		
Production		
Gas production (Bcf)	**183**	213
Oil production (MBbls)	**519**	607
NGL production (MBbls)	**3,008**	3,376
Total production (Bcfe)	**204**	237
Commodity Prices		
Average realized gas price per Mcf, including derivatives	$ **2.57**	$ 1.48
Average realized gas price per Mcf, excluding derivatives	$ **2.73**	$ 1.44
Average realized oil price per Bbl	$ **43.74**	$ 18.65
Average realized NGL price per Bbl	$ **13.28**	$ 4.98
Summary of Derivative Activity in the Statement of Operations		
Settled commodity amounts included in "Gain (Loss) on Derivatives" (in millions)	$ **(30)**	$ 8
Unsettled commodity amounts included in "Gain (Loss) on Derivatives" (in millions)	$ **145**	$ (18)
Average unit costs per Mcfe		
Lease operating expenses	$ **0.89**	$ 0.88
General & administrative expenses [1]	$ **0.21**	$ 0.19
Taxes, other than income taxes [2]	$ **0.12**	$ 0.08
Full cost pool amortization	$ **0.40**	$ 0.49
Midstream		
Volumes marketed (Bcfe)	**245**	279
Volumes gathered (Bcf)	**129**	165

(1)   Excludes $58 million of restructuring charges in 2016.

(2)   Excludes $3 million of restructuring charges in 2016.

STATEMENTS OF OPERATIONS (Unaudited)
Southwestern Energy Company and Subsidiaries

		For the three months ended March 31,		
		2017		2016
Operating Revenues				
Gas sales	$	**503**	$	315
Oil sales		**23**		11
NGL sales		**40**		17
Marketing		**253**		198
Gas gathering		**27**		38
		846		579
Operating Costs and Expenses				
Marketing purchases		**251**		196
Operating expenses		**147**		165
General and administrative expenses		**50**		54
Restructuring charges		**–**		64
Depreciation, depletion and amortization		**106**		143
Impairment of natural gas and oil properties		**–**		1,034
Taxes, other than income taxes		**26**		23
		580		1,679
Operating Income (Loss)		**266**		(1,100)
Interest Expense				
Interest on debt		**58**		53
Other interest charges		**2**		2
Interest capitalized		**(28)**		(41)
		32		14
Gain (Loss) on Derivatives		**116**		(14)
Loss on Early Extinguishment of Debt		**(1)**		–
Other Income (Loss), Net		**2**		(3)
Income (Loss) Before Income Taxes		**351**		(1,131)
Provision for Income Taxes				
Deferred		**–**		1
		–		1
Net Income (Loss)		**351**		(1,132)
Mandatory convertible preferred stock dividend		**27**		27
Participating securities - mandatory convertible preferred stock		**43**		–
Net Income (Loss) Attributable to Common Stock	$	**281**	$	(1,159)
Income (Loss) Per Common Share				
Basic	$	**0.57**	$	(3.03)
Diluted	$	**0.57**	$	(3.03)
Weighted Average Common Shares Outstanding				
Basic		**493,068,000**		382,870,847
Diluted		**494,494,995**		382,870,847

BALANCE SHEETS (Unaudited)
Southwestern Energy Company and Subsidiaries

		March 31, 2017		December 31, 2016
		(in millions)		
ASSETS				
Current assets	$	1,789	$	1,872
Property and equipment		24,784		24,489
Less: Accumulated depreciation, depletion and amortization		(19,641)		(19,534)
Total property and equipment, net		5,143		4,955
Other long-term assets		264		249
Total assets		7,196		7,076
LIABILITIES AND EQUITY				
Current liabilities		1,121		1,064
Long-term debt		4,364		4,612
Pension and other postretirement liabilities		47		49
Other long-term liabilities		386		434
Total liabilities		5,918		6,159
Equity:				
Common stock, $0.01 par value; 1,250,000,000 shares authorized; issued 502,497,469 shares as of March 31, 2017 (does not include 3,346,865 shares issued on April 17, 2017 on account of a dividend declared on March 21, 2017) and 495,248,369 as of December 31, 2016		5		5
Preferred stock, $0.01 par value, 10,000,000 shares authorized, 6.25% Series B Mandatory Convertible, $1,000 per share liquidation preference, 1,725,000 shares issued and outstanding as of March 31, 2017 and December 31, 2016, conversion in January 2018		–		–
Additional paid-in capital		4,687		4,677
Accumulated deficit		(3,374)		(3,725)
Accumulated other comprehensive loss		(39)		(39)
Common stock in treasury, 31,269 shares as of March 31, 2017 and December 31, 2016		(1)		(1)
Total equity		1,278		917
Total liabilities and equity	$	7,196	$	7,076

STATEMENTS OF CASH FLOWS (Unaudited)
Southwestern Energy Company and Subsidiaries

	For the three months ended March 31,	
	2017	2016
	(in millions)	
Cash Flows From Operating Activities:		
Net income (loss)	$ 351	$ (1,132)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation, depletion and amortization	106	143
Impairment of natural gas and oil properties	–	1,034
Amortization of debt issuance costs	2	2
Deferred income taxes	–	1
(Gain) Loss on derivatives, net of settlement	(146)	21
Stock-based compensation	6	9
Restructuring charges	–	42
Loss on early extinguishment of debt	1	–
Other	(2)	5
Change in assets and liabilities	(6)	(33)
Net cash provided by operating activities	312	92
Cash Flows From Investing Activities:		
Capital investments	(340)	(196)
Proceeds from sale of property and equipment	2	–
Other	4	–
Net cash used in investing activities	(334)	(196)
Cash Flows From Financing Activities:		
Payments on short-term debt	(25)	–
Payments on revolving credit facility	–	(864)
Borrowings under revolving credit facility	–	2,600
Payments on commercial paper	–	(242)
Borrowings under commercial paper	–	242
Change in bank drafts outstanding	6	(19)
Preferred stock dividend	–	(27)
Other	–	(4)
Net cash provided by (used in) financing activities	(19)	1,686
Increase (decrease) in cash and cash equivalents	(41)	1,582
Cash and cash equivalents at beginning of year	1,423	15
Cash and cash equivalents at end of period	$ 1,382	$ 1,597

SEGMENT INFORMATION (Unaudited)
Southwestern Energy Company and
Subsidiaries

	Exploration and Production	Midstream Services	Other	Eliminations	Total
			(in millions)		
Three months ended March 31, 2017					
Revenues	$ 563	$ 858	$ –	$ (575)	$ 846
Marketing purchases	–	765	–	(514)	251
Operating expenses	181	27	–	(61)	147
General and administrative expenses	43	7	–	–	50
Depreciation, depletion and amortization	90	16	–	–	106
Taxes, other than income taxes	24	2	–	–	26
Operating income	225	41	–	–	266
Capital investments [(1)]	283	6	1	–	290
Three months ended March 31, 2016					
Revenues	$ 336	$ 621	$ –	$ (378)	$ 579
Marketing purchases	–	503	–	(307)	196
Operating expenses	209	27	–	(71)	165
General and administrative expenses	45	9	–	–	54
Restructuring charges	61	3	–	–	64
Depreciation, depletion and amortization	127	16	–	–	143
Impairment of natural gas and oil properties	1,034	–	–	–	1,034
Taxes, other than income taxes	20	3	–	–	23
Operating income (loss)	(1,160)	60	–	–	(1,100)
Capital investments [(1)]	120	2	–	–	122

(1) Capital investments includes decreases of $52 million and $78 million for the three months ended March 31, 2017 and 2016, respectively, relating to the change in accrued expenditures between periods.